UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           SEC FILE NUMBER: 333-57931
                           CUSIP NUMBER: 899688 10 5

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR

For Period Ended:  December 31, 2001
 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
For the  TransitionPeriod Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
Tumbleweed Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

2301 River Road
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Address of Principal Executive Office(Street and Number)

Louisville, Kentucky  40206
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City,  State  and Zip Code

PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    X   |       (a) The reasons  described in  reasonable  detail in Part III of
        |       this form could not be eliminated without unreasonable effort or
        |       expense;
    X   |       (b) The subject  annual  report,  semi-annual  report,
        |       transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or
        |       portion thereof, will be filed on or before the fifteenth
        |       calendar day following the  prescribed  due date; or the subject
        |       quarterly  report of transition  report on Form 10-Q, or portion
        |       thereof  will be filed  on or  before  the  fifth  calendar  day
        |       following  the  prescribed  due date;  and
    __  |       (c) The accountant's statement or other exhibit required by Rule
        |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Tumbleweed Inc. requests relief pursuant to Rule 12b-25(b) in filing our Form 10-K due April 1, 2002. Our request is made in order to allow for time to complete negotiations to cure covenant violations, as well as amend the covenants to allow for future compliance. Once these negotiations are complete we will be able to finalize our financial statements, which will be included in the Form 10-K to be filed within the 15-day relief period.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

 Glennon F. Mattingly                 502                     893-0323
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       (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No
_______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tumbleweed will be reporting a significant reduction in earnings for the year ended December 31, 2001 versus the same period of 2000. Please refer to our March 6, 2002 Press Release filed as an exhibit to our 8-K filing of March 7, 2002 for a more detailed explanation. We do not anticipate any significant change in results of operations for 2001 from what was discussed in the Press Release.
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                                 Tumbleweed Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2002     By: /s/ Glennon F. Mattingly
      --------------        ------------------------
                                Glennon F. Mattingly
                                Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).